UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark one)

☒         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐         TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 1-14023

A.           Full title of the plan and address of the plan, if different from that of the issuer named below:

Corporate Office Properties, L.P. Employee Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Corporate Office Properties Trust

8815 Centre Park Drive, Suite 400

Columbia, Maryland 21045

Issuer’s telephone number, including area code:  (410) 730-9092

TABLE OF CONTENTS

FORM 11-K

Report of Independent Registered Public Accounting Firm

Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule
Schedule of Assets (Held at End of Year)

Signatures

Exhibit Index

Consent of Independent Registered Public Accounting Firm

Note:                   Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Corporate Office Properties, L.P. Employee Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Baltimore, MD
June 27, 2005

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value
Mutual funds	$5,523,283	$3,937,847
Common/collective fund	198,316	84,084
Corporate Office Properties Trust common shares	63,000	—
Participant loans	45,007	47,572
Plan investments	5,829,606	4,069,503

Receivables
Participant contributions	52,322	—
Employer contribution	16,897	—
Total receivables	69,219	—

Net assets available for benefits	$5,898,825	$4,069,503

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment Income
Interest and dividend income	$115,172
Net appreciation in fair value of investments	575,377
Total investment income	690,549

Contributions
Employee	1,038,870
Employer	252,385
Total contributions	1,291,255

Net additions	1,981,804

Deductions
Benefits paid	152,132
Administrative expense (Note 2)	350
Total deductions	152,482

Net increase	1,829,322

Net assets available for benefits
Beginning of year	4,069,503
End of year	$5,898,825

See accompanying notes to financial statements.

Corporate Office Properties, L.P. Employee Retirement Savings Plan

Notes to Financial Statement

1.              Description of Plan

The following description of the Corporate Office Properties, L.P. Employee Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document or summary plan description for a more complete description of the Plan’s provisions.

General

Corporate Office Properties, L.P. (the “Company”), which conducts almost all of Corporate Office Properties Trust’s operations and for which Corporate Office Properties Trust is the sole general partner, maintains the Plan for the benefit of the Company’s employees, as well as of those of its qualifying subsidiaries, who have completed 60 days of employment and are at least 21 years of age.  However, the Plan does not cover any employees who are nonresident aliens who have no source of income within the United States from the Company.  The Plan is a defined contribution pension plan intended to be qualified under section 401(a) of the Internal Revenue Code of 1986, as amended (the “IRC”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  Effective January 6, 2004, the Plan was amended to allow participants to invest in common shares of beneficial interest, par value $0.01 per share, of Corporate Office Properties Trust (“common shares”).  The Plan administrator for the Plan is the Company and T. Rowe Price Trust Company is the Trustee for the Plan.

Contributions

Participants may contribute up to 15% of their compensation, as defined in the Plan, per pay period on a before-tax basis, subject to limitations under the IRC.  Participants may also contribute up to 15% of their compensation per pay period on an after-tax basis.  Total before-tax contributions and after-tax contributions are limited to 15% of compensation.  Participants who are fifty years of age or older by the end of a particular plan year and have contributed the maximum 401(k) deferral amount allowed under the Plan for that year are eligible to contribute an additional portion of their annual compensation on a before-tax basis as catch-up contributions, up to the annual IRC limit.  Participants may rollover amounts from traditional individual retirement accounts (“IRAs”), 403(b) plans, 457 plans and other qualified retirement plans into the Plan.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Company matches 50% of the first 6% of pre-tax and/or after-tax contributions that a participant contributes to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company matching contributions and an allocation of Plan earnings.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants immediately vest in their contributions and related earnings thereon. Vesting in the Company’s contribution is based on years of continuous service.  A participant is 30% vested in Company matching contributions after one year of service, 60% vested after two years of service and 100% vested after three years of service.

Participant Loans

Participants are eligible to obtain loans from the Plan, not to exceed the lesser of $50,000 or 50% of the vested balance of the participant’s account.  The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local prevailing rates, as determined by the Plan administrator.  At December 31, 2004, interest rates on participant loans ranged from 5.0% to 9.5%.

Payment of Benefits

Upon termination of service, whether by death, disability, retirement or leaving the Company or its qualifying subsidiaries, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period.  Alternatively, a participant or applicable beneficiary may request that the Company make a direct transfer to another eligible retirement plan.  In the event of financial hardship (as defined by the Plan), participants may withdraw money from their Plan accounts while they are still employed.

Forfeitures

Nonvested Company contributions are forfeited on the date a participant terminates employment with the Company or its qualifying subsidiaries.  Forfeitures are available for the Company to apply against Company contributions.  Forfeited nonvested accounts totaled $34,655 as of December 31, 2004.  No forfeited nonvested accounts were used to reduce Company contributions during 2004.

Investment Options

The Plan provides 21 T. Rowe Price mutual funds and one T. Rowe Price common/collective fund in which participants may choose to invest.  In addition, as of January 6, 2004, the participants of the Plan may also choose to invest in Corporate Office Properties Trust’s common shares.

2.              Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year end.  The investment in the common/collective fund is valued at the unit value as reported by the trustee of the fund on each valuation date.  Investments in Corporate Office Property Trust’s common shares are valued at the closing market price of such shares at the end of the respective periods, as reported on the New York Stock Exchange.  Participant loans are valued at cost plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

The Plan presents in the statements of changes in net assets the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation and depreciation on those investments.

Administrative Expenses

All costs and expenses incurred in connection with administration of the Plan are paid by the Company with the exception of loan fees, which are charged against the respective participants’ accounts.

3.              Investments

The following presents the balance of each investment that represents five percent or more of the Plan’s net assets as of the end of the respective periods:

	December 31,
	2004		2003
T. Rowe Price Mid-Cap Growth Fund	$1,211,146		$893,324
T. Rowe Price Growth Stock Fund	658,543		546,669
T. Rowe Price Equity Index 500 Fund	832,945		651,281
T. Rowe Price Small-Cap Value Fund	738,076		499,296
T. Rowe Price Equity Income Fund	442,498		311,900
T. Rowe Price Balanced Fund	331,570		262,556
T. Rowe Price New Income Fund	N/A	*	236,145
T. Rowe Price New Horizons Fund	N/A	*	228,848

*                 The balance of these funds do not represent more than 5% of the Plan’s assets at December 31, 2004.

The Plan’s investments appreciated in value by $575,377 in the year ended December 31, 2004 (including realized gains and losses on investments bought and sold, as well as unrealized gains and losses on investments held during the year); $565,142 of this net appreciation was attributable to investments in registered investment companies and $10,235 was attributable to investments in Corporate Office Properties Trust common shares.

4.              Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan and discontinue its contributions at any time, subject to the provisions of ERISA.  In the event of termination, participants become 100% vested in their accounts.

5.              Related Parties

Certain Plan investments are shares of mutual funds managed by T. Rowe Price Associates.  T. Rowe Price Associates and
T. Rowe Price Trust Company are subsidiaries of T. Rowe Price Group, Inc.  Transactions with the Trustee, T. Rowe Price Trust Company, therefore, qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

During 2004, the Plan purchased 2,293 shares of Corporate Office Properties Trust common shares for $56,512 and sold 147 of such shares for $3,498.  At December 31, 2004, the Plan held 2,146 common shares valued at $63,000.

6.              Income Tax Status

The Company previously adopted the amended T. Rowe Price Trust Company 401(k) Retirement Plan (“Prototype Plan”) as the Plan document.  The Prototype Plan received a favorable determination letter from the Internal Revenue Service on February 27, 2002, which stated that the Prototype Plan was designed in accordance with applicable sections of the IRC.  The Company did not apply for a separate favorable determination letter for the Plan.  Effective January 6, 2004, the Prototype Plan document was amended by the Company to add Corporate Office Properties Trust common shares as an investment option under the Plan.  This amendment caused the Plan to lose its prototype plan status and become an individually-designed plan.  The Company has submitted a determination letter request with the Internal Revenue Service as to the tax-qualified status of the Plan.  This determination letter request is currently pending before the Internal Revenue Service.  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.              Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Corporate Office Properties, L.P. Trust Employee Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004

		(c)
		Description of investment
	(b)	including maturity date, rate of		(e)
	Identity of issue, borrower, lessor	interest, collateral, par or	(d)	Current
(a)	or similar party	maturity value	Cost**	Value

*	T. Rowe Price Growth Stock Fund	Registered investment company		$658,543
*	T. Rowe Price Equity Index 500 Fund	Registered investment company		832,945
*	T. Rowe Price Mid-Cap Growth Fund	Registered investment company		1,211,146
*	T. Rowe Price Equity Income Fund	Registered investment company		442,498
*	T. Rowe Price Balanced Fund	Registered investment company		331,570
*	T. Rowe Price New Income Fund	Registered investment company		270,381
*	T. Rowe Price New Horizons Fund	Registered investment company		277,890
*	T. Rowe Price International Stock Fund	Registered investment company		220,256
*	T. Rowe Price Small-Cap Value Fund	Registered investment company		738,076
*	T. Rowe Price Media & Telecommunications	Registered investment company		78,299
*	T. Rowe Price Extended Equity Market Index	Registered investment company		5,392
*	T. Rowe Price Science & Technology Fund	Registered investment company		111,400
*	T. Rowe Price Retirement 2010 Fund	Registered investment company		3,040
*	T. Rowe Price Retirement 2015 Fund	Registered investment company		5,289
*	T. Rowe Price Retirement 2020 Fund	Registered investment company		189,991
*	T. Rowe Price Retirement 2030 Fund	Registered investment company		118,900
*	T. Rowe Price Retirement 2035 Fund	Registered investment company		2,501
*	T. Rowe Price Retirement 2040 Fund	Registered investment company		24,924
*	T. Rowe Price Retirement Income Fund	Registered investment company		242
	Registered investment companies			5,523,283
*	T. Rowe Price Stable Value Fund	Common/collective Fund		198,316
*	Corporate Office Properties Trust common shares	Common shares of the Company		63,000
*	Participant loans	Interest rates ranging from 5.0% to 9.5%, maturity dates ranging from February 2005 through September 2008		45,007

				$5,829,606

  *       Denotes party-in-interest as defined by ERISA.

**      Cost information not required for participant-directed accounts.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CORPORATE OFFICE PROPERTIES TRUST

Date: June 27, 2005	By:	/s/ Randall M. Griffin
Randall M. Griffin
President and Chief Executive Officer

Date: June 27, 2005	By:	/s/ Roger A. Waesche, Jr.
Roger A. Waesche, Jr.
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23	Consent of Independent Registered Public Accounting Firm.